FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS SECOND QUARTER 2020 RESULTS

NAVIGATED CHALLENGING SECOND QUARTER

NOW RE-ENGAGING WITH NEW DRILLING AND PRODUCTION

Bogota, Colombia – August 5, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador reports its consolidated financial results for the three-month period ended June 30, 2020 (“Second Quarter” or “2Q2020”). A conference call to discuss 2Q2020 financial results will be held on August 6, 2020 at 10:00 am (Eastern Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended June 30, 2020 and 2019, available on the Company’s website.

SECOND QUARTER 2020 HIGHLIGHTS

Production and Drilling Response and Actions

•	At the beginning of the quarter, all drilling and workover operations were suspended – including the shutdown of 8 rigs

•	In consideration of health and safety, cost, reservoir and mechanical factors, approximately 6,500-7,500 boepd were temporarily shut in during lowest price period

•	As prices strengthened, most of these fields and wells were reopened recovering approximately 5,000-5,500 boepd (70-80% of shut-in production) with current production of approximately 40,000 boepd and a quarterly average of 36,912 boepd (6% decrease from 2Q2019)

•	Now drilling has been resumed with a revised program of 6-8 gross wells in the Llanos 34 block (GeoPark operated, 45% WI) and 1-2 gross wells in the CPO-5 block (GeoPark non-operated, 30% WI). Workover and well maintenance operations also have been resumed

Cost and Investment Response and Actions

•	Capital expenditures were halted with a reduction of 80% to $5.8 million

•	Production and operating costs were reduced by 55% to $20.7 million

•	Operating costs per boe[1] were reduced by 26% to $6.0 per boe (24% lower vs 1Q2020)

•	G&A/G&G costs were reduced by 19% to $14.3 million

•	Combination of cost and investment reductions totaled over $290 million across regional platform

•	With strengthening prices, full year 2020 budget has been revised upward to $65-75 million (from prior $45-50 million) targeting 40,000-42,000 boepd average production and operating netbacks of $230-260 million at Brent of $35-40 per bbl[2]

Cash Preservation and Risk Management Response and Actions

•	$157.5 million of cash and cash equivalents (compared to $165.5 million at beginning of quarter)

•	Adjusted EBITDA of $27.8 million (or $8.9 per boe), with net loss of $19.9 million, including write-down of tax credits in Peru of $14.4 million

•	$75 million oil prepayment ‘safety-net’ facility, with $50 million committed and no amounts drawn

•	$140.3 million in uncommitted credit lines

•	Long-term financial debt maturity profile with no principal payments until September 2024

•	S&P and Fitch reaffirmed GeoPark’s long-term corporate credit rating at B+

•	Hedging program successfully protected base oil price and provided a $14.3 million realized gain in 1H2020 – with new hedges added for the next 12 months

1 Operating costs per boe represents the figures used in Adjusted EBTIDA calculation, excluding the effect of IFRS 16.

2 Brent oil price assumption from June to December 2020, assuming a Brent to Vasconia differential averaging $5 per bbl.

SPEED / ESG Response and Actions

•	SPEED is GeoPark’s successful integrated value system which incorporates health and safety and employee well-being with ESG criteria

•	Protocols, preventive measures and crisis response plans in place across 6-country regional platform

•	Field teams sharply reduced to a minimum with back-up teams and contingencies in place to keep people working safely and production flowing

•	First company in the E&P sector in Colombia to obtain Bureau Veritas certification on biosecurity protocols to mitigate and manage the impact of Covid-19 in GeoPark Colombia operations

•	GeoPark closely engaged with local communities implementing extraordinary range of measures to fight Covid-19 with efforts coordinated at local, regional and federal levels to support and compensate for limited local resources

•	Connecting the Llanos 34 block to the regional energy grid and initiating renewable energy projects for additional costs savings and further improving carbon footprint performance

•	Appointment of Sylvia Escovar of Bogota, Colombia and Somit Varma of Washington DC as new independent members of GeoPark’s Board of Directors (filling vacancies and bringing Board total to 8 members)

Creating a Better and Stronger Business

•	Streamlining business across portfolio to improve overall cost structure and take advantage of available synergies and new innovative technology

•	Top to bottom review in all departments and capabilities – with reorganization of asset management team and reduction of offices across region

•	Initiated formal process to retire from the non-producing Morona block[3] in Peru due to extended force majeure which allows for the termination of the license contract

•	Received regulatory approvals to reclassify the flowline connecting the Llanos 34 block to regional infrastructure into a pipeline contributing to reduced operational risk, further cost savings and reduced carbon footprint

James F. Park, Chief Executive Officer of GeoPark, said: “Huge respect and appreciation for the GeoPark team for successfully managing through one of the ugliest and most severe and complex collapses in the history of our volatile industry – all the while dealing with a global pandemic, extensive lockdowns, market swings and unpredictable government actions. It is difficult to capture the dynamics and incredible efforts undertaken operationally and financially during this period by showing the customary quarterly metrics and comparisons since so much happened at the same time. We first responded to an extreme and uncertain period that needed to be handled rapidly and decisively – and then to a strengthening which provided an opportunity to start conservatively rebalancing and recovering. We also believe this storm is not over yet and are prepared for however long its full duration might be. Our Company was born in a crisis in 2002 and showed, once again, we can keep focused and navigate through these upheavals. And, as much as these times hurt, GeoPark has always adapted to come out better and stronger on the other side – as we are on the move to do so again. We also are pleased to welcome Sylvia Escovar and Somit Varma to our Board – two respected and proven executives who will help drive GeoPark to our exciting energy future.”

3 As of December 31, 2019, the Morona block had net 1P PRMS reserves of 19.2 million barrels, net 2P PRMS reserves of 31.3 million barrels and net 3P PRMS reserves of 121.4 million barrels, as certified by DeGolyer and MacNaughton (“D&M”).

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	2Q2020	1Q2020	2Q2019	1H2020	1H2019
Oil production[a] (bopd)	32,504	40,861	34,261	36,683	34,309
Gas production (mcfpd)	26,448	29,206	29,642	27,827	30,413
Average net production (boepd)	36,912	45,731	39,201	41,322	39,378
Brent oil price ($ per bbl)	33.1	50.8	68.4	42.0	66.2
Combined realized price ($ per boe)	17.8	34.4	50.5	27.0	47.5
⁻ Oil ($ per bbl)	18.6	37.0	56.0	28.9	52.3
⁻ Gas ($ per mcf)	2.8	3.9	4.5	3.3	4.7
Sale of crude oil ($ million)	49.0	123.8	158.8	172.8	296.4
Sale of gas ($ million)	6.6	9.4	10.7	16.1	23.3
Revenue ($ million)	55.7	133.2	169.5	188.9	319.6
Commodity risk management contracts ($ million)	-9.1	32.0	0.8	22.9	-20.5
Production & operating costs[b] ($ million)	-20.7	-41.1	-46.0	-61.8	-84.9
G&G, G&AC and selling expenses ($ million)	-15.9	-19.1	-22.9	-35.0	-42.5
Adjusted EBITDA ($ million)	27.8	77.7	98.7	105.5	191.0
Adjusted EBITDA ($ per boe)	8.9	20.1	29.4	15.1	28.4
Operating Netback ($ per boe)	13.0	24.1	35.2	19.1	33.4
Net Profit (loss) ($ million)	-19.9	-89.5	31.5	-109.4	51.2
Capital expenditures ($ million)	5.8	33.7	28.8	39.5	66.1
Amerisur acquisition[d] ($ million)	-	272.3	-	272.3	-
Cash and cash equivalents ($ million)	157.5	165.5	68.9	157.5	68.9
Short-term financial debt ($ million)	19.9	12.3	18.0	19.9	18.0
Long-term financial debt ($ million)	763.5	763.1	424.6	763.5	424.6
Net debt ($ million)	625.9	609.9	373.7	625.9	373.7

a) Includes royalties paid in kind in Colombia for approximately 1,286, 1,807 and 1,196 bopd in 2Q2020, 1Q2020 and 2Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Production and operating costs include operating costs and royalties paid in cash.

c) G&A and G&G expenses include non-cash, share-based payments for $2.0 million, $1.9 million and $0.2 million in 2Q2020, 1Q2020 and 2Q2019, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

d) Amerisur acquisition is shown net of cash acquired.

Production: Overall oil and gas production decreased by 6% to 36,912 boepd in 2Q2020 from 39,201 boepd in 2Q2019 due to temporary production shut-ins to preserve shareholder value and to minimize contractor and employee activity in the fields. There were no new wells drilled and limited maintenance activities during the quarter, partially offset by the addition of 4,651 bopd from the recent Amerisur Resources Plc (“Amerisur”) acquisition in Colombia. Oil represented 88% of total reported production in 2Q2020 compared to 87% in 2Q2019.

For further details, please refer to the 2Q2020 Operational Update published on July 15, 2020.

Reference and Realized Oil Prices: Brent crude oil prices averaged $33.1 per bbl during 2Q2020, $35.3 per bbl lower than 2Q2019 levels. Consolidated realized oil sales price averaged $18.6 per bbl in 2Q2020, $37.4 per bbl lower than the $56.0 per bbl in 2Q2019, reflecting a higher local marker differential in Colombia that was partially offset by lower commercial and transportation discounts.

In Colombia, the local marker differential to Brent averaged $6.5 per bbl in 2Q2020, compared to $1.8 per bbl in 2Q2019. Commercial and transportation discounts improved by $2.4 per bbl and averaged $8.6 per bbl in 2Q2020, compared to $11.0 per bbl in 2Q2019, resulting from further improvements achieved for production in the Llanos 34 block plus the addition of the Platanillo (GeoPark operated, 100% WI) and CPO-5 blocks as part of the Amerisur acquisition, both of which have lower commercial and transportation discounts.

The tables below provide a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 2Q2020 and 2Q2019:

2Q2020 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price*	33.1	29.2	33.1
Local marker differential	(6.5)	-	-
Commercial and transportation discounts	(8.6)	(7.2)	-
Other	-	-	(1.4)
Realized oil price	18.0	22.0	32.0
Weight on oil sales mix	95%	1%	4%

2Q2019 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price*	68.4	67.4	68.4
Local marker differential	(1.8)	-	-
Commercial and transportation discounts	(11.0)	(7.3)	-
Other	-	-	(7.9)
Realized oil price	55.6	60.1	60.5
Weight on oil sales mix	94%	1%	5%

*Specified Brent oil price differs in each country as sales in Colombia are priced with reference to ICE Brent whereas sales in Chile are priced with reference to Dated Brent. In Argentina, local prices are dissociated from international oil prices and differences between international benchmarks and realized prices are included in “Other”.

Revenue: Consolidated revenue decreased by 67% to $55.7 million in 2Q2020, compared to $169.5 million in 2Q2019 reflecting lower oil prices and to a lesser extent, lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 69% to $49.0 million in 2Q2020, driven by a 67% decrease in realized oil prices and 7% lower deliveries. Oil revenue was 88% of total revenue compared to 94% in 2Q2019.

•	Colombia: In 2Q2020, oil revenue decreased by 70% to $44.6 million following lower realized oil prices and lower oil deliveries. Realized prices decreased by 68% to $18.0 due to lower Brent oil prices and a higher Vasconia differential, partially offset by lower commercial and transportation discounts. Oil deliveries decreased by 6% to 28,441 bopd, reflecting temporary shut-ins and no drilling activity, partially offset by the recent acquisition of Amerisur. Colombian earn-out payments decreased by 71% to $1.9 million in 2Q2020, compared to $6.5 million in 2Q2019, in line with lower oil revenue in the Llanos 34 block.

•	Chile: In 2Q2020, oil revenue decreased by 80% to $0.5 million, due to lower oil prices and volumes sold. Realized oil prices decreased by 63% to $22.0 per bbl, in line with lower Brent prices. Oil deliveries decreased by 45% to 251 bopd due to temporary shut-ins, limited maintenance works, and no drilling activity, combined with the natural decline of the fields.

•	Argentina: In 2Q2020, oil revenue decreased by 58% to $3.7 million due to lower oil prices and lower deliveries. Realized oil prices decreased by 47% to $32.0 per bbl due to local oil prices being dissociated from international oil prices whereas oil deliveries decreased by 21% to 1,271 bopd due to temporary shut-ins, limited maintenance works and no drilling activity, combined with the natural decline of the fields.

Sales of gas: Consolidated gas revenue decreased by 38% to $6.6 million in 2Q2020 compared to $10.7 million in 2Q2019 reflecting 38% lower gas prices and flat volumes delivered. Gas revenue was 12% of total revenue compared to 6% in 2Q2019.

•	Chile: In 2Q2020, gas revenue decreased by 21% to $4.1 million reflecting lower gas prices, partially offset by higher gas deliveries. Gas prices were 41% lower, or $2.6 per mcf ($15.7 per boe) in 2Q2020 due to lower methanol prices. The successful development of the Jauke gas field and the recent discovery of the Jauke Oeste gas field increased gas deliveries by 34% to 17,083 mcfpd (2,847 boepd).

•	Brazil: In 2Q2020, gas revenue decreased by 66% to $1.4 million, due to lower gas deliveries and lower gas prices. Gas deliveries fell by 61% in the Manati gas field (GeoPark non-operated, 10% WI) to 3,593 mcfpd (599 boepd) due to lower gas demand in Brazil. Gas prices decreased by 13% to $4.1 per mcf ($24.8 per boe), due to the impact of the local currency devaluation, which was partially offset by the annual price inflation adjustment of approximately 7%, effective January 2020.

•	Argentina: In 2Q2020, gas revenue decreased by 29% to $0.8 million, resulting from lower gas prices, and to a lesser extent, lower deliveries. Gas prices decreased by 26% to $2.5 per mcf ($15.0 per boe) due to local market conditions while deliveries decreased by 3% to 3,546 mcfpd (591 boed) due to optimization activities focused on enhancing base production levels.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to a $9.1 million loss in 2Q2020, compared to a $0.8 million gain in 2Q2019.

Commodity risk management contracts have two different components, a realized and an unrealized portion.

The realized portion of the commodity risk management contracts registered a cash gain of $8.7 million in 2Q2020, compared to a $0.7 million gain in 2Q2019. Realized gains in 2Q2020 resulted from hedges in place providing protection to prevailing oil prices during 2Q2020.

The unrealized portion of the commodity risk management contracts amounted to a $17.9 million loss in 2Q2020, compared to a $0.1 million gain in 2Q2019. Unrealized losses during 2Q2020 resulted from an increase in the forward Brent oil price curve compared to March 2020.

GeoPark recently added new oil hedges further increasing its low-price risk protection over the next twelve months. After adding these new hedges, the Company has 27,500 bopd, 25,500 bopd, 15,500 bopd and 13,000 of its oil production hedged in 3Q2020, 4Q2020, 1Q2021 and 2Q2021, respectively. Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs4: Consolidated production and operating costs decreased by 55% to $20.7 million from $46.0 million resulting from lower royalties and lower operating costs per boe.

The table below provides a breakdown of production and operating costs in 2Q2020 and 2Q2019:

(In millions of $)	2Q2020	2Q2019
Operating costs	17.4	26.5
Royalties	3.2	19.5
Share-based payments	0.1	0.0
Production and operating costs	20.7	46.0

Consolidated operating costs decreased by 34%, or $9.1 million to $17.4 million in 2Q2020 compared to $26.5 million in 2Q2019, mainly resulting from lower operating costs per boe in Colombia, Chile and Argentina. Consolidated operating costs per boe decreased by 26% to $6.0 in 2Q2020 from $8.1 per boe in 2Q2019.

4 Operating costs per boe represents the figures used in Adjusted EBTIDA calculation, excluding the effect of IFRS 16.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe decreased by 11% to $4.8 in 2Q2020 compared to $5.4 in 2Q2019. Total operating costs decreased by 21% to $11.7 million, due to ongoing cost reduction efforts, temporary shut- ins of higher cost wells and the effect of the devaluation of the local currency, and to a lesser extent, due to a 6% decrease in volumes sold. These effects were partially offset by the addition of the Platanillo block as part of the Amerisur acquisition, which has higher costs per boe than the Llanos 34 block.

•	Chile: Operating costs per boe decreased by 69% to $6.2 in 2Q2020 compared to $20.0 in 2Q2019, due to ongoing cost reduction efforts (including lower well intervention activities, efficiencies and the renegotiation of existing contracts), shut-ins of higher cost wells, and the devaluation of the local currency. Total operating costs decreased by 63% to $1.7 million in 2Q2020 from $4.7 million in 2Q2019, despite an increase of 20% in oil and gas deliveries.

•	Brazil: Operating costs per boe increased to $20.5 in 2Q2020 compared to $8.9 in 2Q2019, mainly due to the impact of fixed costs over lower production and deliveries in Manati gas field, which decreased by 61%. Total operating costs remained flat at $0.7 million in 2Q2020 compared to 2Q2019.

•	Argentina: Operating costs per boe decreased by 37% to $20.1 in 2Q2020 compared to $31.7 in 2Q2019 due to ongoing cost reduction efforts (including lower well intervention activities, efficiencies and the renegotiation of existing contracts), shut-ins of higher cost wells and to a lesser extent, due to the devaluation of the local currency. Total operating costs decreased by 48% to $3.3 million in 2Q2020 compared to $6.3 million in 2Q2019 due to lower operating costs per boe, partially offset by 16% lower oil and gas deliveries.

Consolidated royalties fell by 84% or $16.3 million to $3.2 million in 2Q2020 compared to $19.5 million in 2Q2019, mainly resulting from lower oil prices and to a lesser extent due to 7% lower deliveries.

Selling Expenses: Consolidated selling expenses decreased by 69% to $1.6 million in 2Q2020 (of which $1.4 million, or $0.5 per bbl, correspond to Colombia), compared to $5.3 million in 2Q2019.

Administrative Expenses: Consolidated G&A costs per boe decreased by 25% to $3.15 in 2Q2020 compared to $4.0 in 2Q2019 due to ongoing cost reduction initiatives that even outweighed the incremental G&A costs related to the addition of Amerisur operations. Total consolidated G&A decreased by $2.0 million to $11.3 million in 2Q2020 compared to $13.3 million in 2Q2019.

Geological & Geophysical Expenses: Consolidated G&G costs per boe decreased by 38% to $1.06 in 2Q2020 versus $1.6 in 2Q2019 due to ongoing cost reduction initiatives and despite incremental G&G costs related to the addition of Amerisur operations. Total consolidated G&G expenses decreased by $1.3 million to $3.0 million in 2Q2020 compared to $4.3 million in 2Q2019.

Adjusted EBITDA: Consolidated Adjusted EBITDA7 decreased by 72% to $27.8 million, or $8.9 per boe, in 2Q2020 compared to $98.7 million, or $29.4 per boe, in 2Q2019.

•	Colombia: Adjusted EBITDA of $28.4 million in 2Q2020

•	Chile: Adjusted EBITDA of $2.3 million in 2Q2020

•	Brazil: Adjusted EBITDA of negative $0.2 million in 2Q2020

•	Argentina: Adjusted EBITDA of $0.4 million in 2Q2020

•	Corporate, Ecuador and Peru: Adjusted EBITDA of negative $3.1 million in 2Q2020

5 Information per boe represents the figures used in Adjusted EBTIDA calculation, mainly excluding the effect of share-based payments and the effect of IFRS 16.

6 Information per boe represents the figures used in Adjusted EBTIDA calculation, excluding the effect of share-based payments and the effect of IFRS 16 and including amounts allocated to capitalized projects.

7 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 2Q2020 and 2Q2019, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Argentina		Total
	2Q20	2Q19	2Q20	2Q19	2Q20	2Q19	2Q20	2Q19	2Q20	2Q19
Production (boepd)	31,072	32,191	3,101	2,953	679	1,693	2,060	2,365	36,912	39,201
Inventories, RIK[a] & Other	(2,262)	(1,663)	(3)	(375)	0	(142)	(198)	(148)	(2,464)	(2,327)
Sales volume (boepd)	28,810	30,528	3,098	2,578	679	1,551	1,862	2,217	34,448	36,874
% Oil	98.7%	99.5%	8%	18%	12%	1%	68%	72%	87%	88%
($ per boe)
Realized oil price	18.0	55.6	22.0	60.1	29.0	83.0	32.0	60.5	18.6	56.0
Realized gas price[b]	12.8	36.7	15.7	26.6	24.8	28.5	15.0	20.4	16.6	26.8
Earn-out	(0.7)	(2.4)	-	-	-	-	-	-	(0.7)	(1.9)
Combined Price	17.2	53.2	16.2	32.5	25.3	29.6	26.6	49.4	17.8	50.5
Realized commodity risk management contracts	3.3	0.2	-	-	-	-	-	-	2.8	0.2
Operating costs	(4.8)	(5.4)	(6.2)	(20.0)	(20.5)	(8.9)	(20.1)	(31.7)	(6.0)	(8.1)
Royalties in cash	(0.9)	(6.3)	(0.5)	(1.2)	(0.9)	(2.4)	(3.9)	(7.0)	(1.0)	(5.8)
Selling & other expenses	(0.5)	(1.8)	(0.2)	(0.4)	(0.1)	-	(0.9)	(1.5)	(0.5)	(1.6)
Operating Netback/boe	14.3	40.0	9.2	11.0	3.9	18.4	1.7	9.2	13.0	35.2
G&A, G&G & other									(4.1)	(5.8)
Adjusted EBITDA/boe									8.9	29.4

a) RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,286 and 1,196 bopd in 2Q2020 and 2Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Conversion rate of $mcf/$boe=1/6.

Depreciation: Consolidated depreciation charges decreased by 6% to $23.3 million in 2Q2020, compared to $24.8 million in 2Q2019, in line with lower volumes delivered.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts was zero in 2Q2020 compared to $0.6 million in 2Q2019.

Other Income (Expenses): Other operating expenses were $7.4 million in 2Q2020, compared to a $0.7 million gain in 2Q2019. Other expenses in 2Q2020 include the write-down of $6.0 million of value-added tax credits in Peru.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased to $15.9 million in 2Q2020, compared to $9.1 million in 2Q2019 mainly resulting from higher interest expenses related to the issuance of the $350 million notes due in 2027 (“2027 Notes”).

Foreign Exchange: Net foreign exchange charges added a $4.7 million gain in 2Q2020 compared to a $2.4 million loss in 2Q2019. Net gains in 2Q2020 mainly reflect unrealized gains in currency risk management contracts to mitigate the impact of fluctuations of the Colombian peso.

Income Tax: Income taxes totaled $12.1 million gain in 2Q2020 compared to $33.6 million loss in 2Q2019, mainly resulting from losses before tax recorded in 2Q2020 and the effect of fluctuations of local currencies over deferred income taxes, which were partially offset by the write-down of $8.4 million of deferred income tax assets in Peru.

Profit: Loss of $19.9 million in 2Q2020 compared to a $31.5 million profit recorded in 2Q2019, mainly due to lower operating profits and higher financial expenses, partially offset by foreign exchange gains and lower income taxes.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $157.5 million as of June 30, 2020 compared to $111.2 million as of December 31, 2019. Cash generated from operating activities equaled $45.9 million and cash generated from financing activities equaled $313.7 million, partially offset by cash used in investing activities of $311.8 million.

Cash generated from operating activities of $45.9 million in 1H2020 included income tax payments of $17.0 million.

Cash generated from financing activities of $313.7 million mainly included net proceeds from the issuance of the 2027 Notes of $342.5 million, partially offset by interest payments of $14.0 million, lease payments of $4.8 million, short-term principal payments of $3.6 million and share repurchase payments of $3.0 million.

Cash used in investing activities of $311.8 million included the acquisition of Amerisur of $272.3 million (net of cash received), and organic capital expenditures of $39.5 million.

Financial Debt: Total financial debt net of issuance cost was $783.4 million, including the 2024 Notes, the 2027 Notes and other short-term bank loans totaling $3.5 million. Short-term financial debt was $19.9 million as of June 30, 2020.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of June 30, 2020, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA		LTM Interest Coverage

2Q2019	442.6	68.9	373.7	1.0	x	12.9	x
3Q2019	435.0	81.6	353.4	1.0	x	12.1	x
4Q2019	437.4	111.2	326.2	0.9	x	12.1	x
1Q2020	775.3	165.5	609.9	1.7	x	11.6	x
2Q2020	783.4	157.5	625.9	2.3	x	7.2	x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.25 times and the Adjusted EBITDA to interest ratio to be higher than 2.25 times until September 2021. The Company is compliant with both covenants.

Issuance of 2027 Notes: In January 2020, the Company issued $350 million of 5.5% notes due in 2027 (“2027 Notes”) in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act. Funds were used for the Amerisur acquisition and for general corporate purposes. The indenture governing the 2027 Notes includes incurrence test covenants that provide, among other things, that Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. As of the date of this release, the Company is well within both covenants.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of June 30, 2020, available on the Company’s website.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)		Purchased Put or Fixed Price	Contract Terms ($ per bbl) Sold Put	Sold Call
3Q2020	Zero cost 3-way	Brent	4,000		55.0	45.0	71.0-73.8
	Zero cost 3-way	Brent	2,000		55.0	45.0	65.2
	Zero cost 3-way	Brent	4,000		55.0	45.0	69.0-70.0
	Zero cost 3-way	Brent	1,000		55.0	45.0	71.95
	Zero cost collar	Brent	2,500		30.0	N/A	32.15
	Fixed Price	Brent	2,000		32.0	N/A	N/A
	Zero cost collar	Brent	2,000		30.0	N/A	34.60
	Zero cost collar	Brent	7,500		31.7-32.0	N/A	40.0-40.3
	Zero cost collar	Brent	2,500		32.0	N/A	43.9-44.1
4Q2020	Zero cost 3-way	Brent	4,000		55.0	45.0	71.0-73.8
	Zero cost 3-way	Brent	2,000		55.0	45.0	65.2
	Zero cost 3-way	Brent	4,000		55.0	45.0	69.0-70.0
	Zero cost 3-way	Brent	1,000		55.0	45.0	71.95
	Zero cost collar	Brent	5,000		31.7-32.0	N/A	40.0-40.3
	Zero cost collar	Brent	5,000		35.0	N/A	49.8-51.3
	Zero cost collar	Brent	2,500		35.0	N/A	45.1
	Zero cost collar	Vasconia	2,000		30.0	N/A	44.2
1Q2021	Zero cost collar	Brent	2,500		40.0	N/A	50.3-50.4
	Zero cost collar	Brent	7,500		35.0	N/A	50.3-53.8
	Zero cost collar	Brent	2,000	[8]	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	3,500		37.0	N/A	50.0
2Q2021	Zero cost collar	Brent	5,000		35.0	N/A	51.7-55.0
	Zero cost collar	Brent	3,500		38.0	N/A	51.0
	Zero cost collar	Brent	2,000	[8]	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	2,500		40.0	N/A	50.3-50.4

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended June 30, 2020, available on the Company’s website.

8 Added on August 5, 2020, not included in GeoPark’s consolidated financial statements for the period ended June 30, 2020.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia (In millions of $)	2Q2020	2Q2019
Sale of crude oil	44.6	147.2
Sale of gas	0.4	0.5
Revenue	45.0	147.7
Production and operating costs[a]	-14.0	-32.3
Adjusted EBITDA	28.4	100.1
Capital expenditure[b]	4.7	18.0

Chile (In millions of $)	2Q2020	2Q2019
Sale of crude oil	0.5	2.5
Sale of gas	4.1	5.2
Revenue	4.6	7.6
Production and operating costs[a]	-1.9	-4.9
Adjusted EBITDA	2.3	1.6
Capital expenditure[b]	0.9	1.8

Brazil (In millions of $)	2Q2020	2Q2019
Sale of crude oil	0.2	0.2
Sale of gas	1.4	4.0
Revenue	1.6	4.2
Production and operating costs[a]	-0.8	-1.1
Adjusted EBITDA	-0.2	2.0
Capital expenditure[b]	0.0	1.5

Argentina (In millions of $)	2Q2020	2Q2019
Sale of crude oil	3.7	8.8
Sale of gas	0.8	1.1
Revenue	4.5	10.0
Production and operating costs[a]	-4.0	-7.7
Adjusted EBITDA	0.4	1.9
Capital expenditure[b]	0.0	3.2

a)	Production and operating costs = Operating costs + Royalties + Share-based payments.

b)	Capital expenditure in Peru and Ecuador explains the difference with the reported figure in the Key Performance Indicators table.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	2Q2020	2Q2019	1H2020	1H2019
REVENUE
Sale of crude oil	49.0	158.8	172.8	296.4
Sale of gas	6.6	10.7	16.1	23.2
TOTAL REVENUE	55.7	169.5	188.9	319.6
Commodity risk management contracts	-9.1	0.8	22.9	-20.5
Production and operating costs	-20.7	-46.0	-61.8	-84.9
Geological and geophysical expenses (G&G)	-3.0	-4.3	-7.4	-8.6
Administrative expenses (G&A)	-11.3	-13.3	-24.0	-25.1
Selling expenses	-1.6	-5.3	-3.6	-8.9
Depreciation	-23.3	-24.8	-62.6	-50.3
Write-off of unsuccessful exploration efforts	-	-0.6	-3.2	-0.9
Impairment loss on non-financial assets	-	-	-97.5	-
Other operating	-7.4	0.7	-7.7	2.0
OPERATING (LOSS) PROFIT	-20.9	76.6	-56.0	122.6

Financial costs, net	-15.9	-9.1	-29.2	-17.9
Foreign exchange gain (loss)	4.7	-2.4	-6.1	-1.4
(LOSS) PROFIT BEFORE INCOME TAX	-32.0	65.1	-91.3	103.3

Income tax	12.1	-33.6	-18.1	-52.1
(LOSS) PROFIT FOR THE PERIOD	-19.9	31.5	-109.4	51.2
Non-controlling minority interest	-	-	-	-
ATTRIBUTABLE TO OWNERS OF GEOPARK	-19.9	31.5	-109.4	51.2

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	June '20	Dec '19

Non-Current Assets
Property, plant and equipment	734.1	567.8
Other non-current assets	64.5	58.4
Total Non-Current Assets	798.6	626.2

Current Assets
Inventories	15.0	11.4
Trade receivables	33.6	44.2
Other current assets	74.7	59.2
Cash at bank and in hand	157.5	111.2
Total Current Assets	280.8	225.9

Total Assets	1,079.4	852.1

Equity
Equity attributable to owners of GeoPark	7.2	132.9
Total Equity	7.2	132.9

Non-Current Liabilities
Borrowings	763.5	420.1
Other non-current liabilities	120.2	84.2
Total Non-Current Liabilities	883.7	504.3

Current Liabilities
Borrowings	19.9	17.3
Other current liabilities	168.5	197.6
Total Current Liabilities	188.4	214.9
Total Liabilities	1,072.1	719.2
Total Liabilities and Equity	1,079.4	852.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2020	2Q2019	1H2020	1H2019

Cash flow from operating activities	7.9	11.8	45.9	93.1
Cash flow used in investing activities	-5.8	-28.8	-311.8	-66.1
Cash flow (used in) from financing activities	-9.5	-60.5	313.7	-85.8

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

(UNAUDITED)

1H2020 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	104.7	5.2	0.6	2.5	-7.6	105.5
Depreciation	-35.6	-16.1	-1.6	-9.0	-0.3	-62.6
Unrealized commodity risk management contracts	8.6	0.0	0.0	0.0	0.0	8.6
Write-off of unsuccessful exploration efforts & impairment	0.0	-53.5	0.0	-16.2	-31.0	-100.7
Share based payment	-0.2	0.0	0.0	-0.1	-3.6	-3.9
IFRS 16	2.9	0.1	1.1	0.5	0.3	4.8
Others	-1.2	0.1	0.0	-0.3	-6.1	-7.6
OPERATING (LOSS) PROFIT	79.2	-64.3	0.1	-22.6	-48.4	-56.0
Financial costs, net						-29.2
Foreign exchange charges, net						-6.1
LOSS BEFORE INCOME TAX						-91.3

1H2019 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	189.1	4.5	4.8	4.6	-11.9	191.0
Depreciation	-22.9	-16.4	-3.2	-7.4	-0.4	-50.3
Unrealized commodity risk management contracts	-22.9	-	-	-	-	-22.9
Write-off of unsuccessful exploration efforts	-0.2	-	-	-0.7	-	-0.9
Share based payment	-0.4	-0.04	-0.05	-0.05	-0.5	-1.1
IFRS 16	0.9	0.1	1.1	0.5	0.3	2.8
Others	1.7	-0.2	0.5	0.5	1.5	4.0
OPERATING PROFIT (LOSS)	145.2	-12.1	3.1	-2.6	-11.1	122.6
Financial costs, net						-17.9
Foreign exchange charges, net						-1.4
PROFIT BEFORE INCOME TAX						103.3

(a)	Includes Peru, Ecuador and Corporate.

OPERATING COSTS USED FOR ADJUSTED EBITDA CALCULATION

(UNAUDITED)

2Q2020	Colombia	Chile	Brazil	Argentina	Total
Operating costs ($mm)	11.7	1.7	0.7	3.3	17.4
IFRS 16 ($mm)	0.8	0.0	0.5	0.1	1.4
Operating costs - Adj. EBITDA ($mm)	12.5	1.7	1.3	3.4	18.9
Sales volume (mmboe)	2.6	0.3	0.1	0.2	3.1
Operating costs per boe – Adj. EBITDA	4.8	6.2	20.5	20.1	6.0

2Q2019	Colombia	Chile	Brazil	Argentina	Total
Operating costs ($mm)	14.8	4.7	0.7	6.3	26.5
IFRS 16 ($mm)	0.2	0.0	0.5	0.1	0.8
Operating costs - Adj. EBITDA ($mm)	14.9	4.7	1.3	6.4	27.2
Sales volume (mmboe)	2.8	0.2	0.1	0.2	3.4
Operating costs per boe – Adj. EBITDA	5.4	20.0	8.9	31.7	8.1

G&A AND G&G FOR ADJUSTED EBITDA CALCULATION

(UNAUDITED)

	2Q2020	2Q2019
Administrative Expenses ($mm)	11.3	13.3
Share-based payments ($mm)	-2.0	0.1
IFRS 16 ($mm)	0.5	0.7
G&A Expenses - Adj. EBITDA ($mm)	9.8	14.1
Sales volume (mmboe)	3.1	3.4
G&A per boe - Adj. EBITDA	3.1	4.2

	2Q2020	2Q2019
Geological & Geophysical Expenses (G&G)	3.0	4.3
Share-based payments ($mm)	0.0	0.1
IFRS 16 ($mm)	0.1	0.0
Allocation to capitalized projects ($mm)	0.0	0.9
G&G Expenses - Adj. EBITDA ($mm)	3.1	5.3
Sales volume (mmboe)	3.1	3.4
G&G per boe - Adj. EBITDA	1.0	1.6

INITIATION OF FORMAL PROCESS TO RETIRE FROM THE MORONA BLOCK IN PERU

On July 15, 2020, GeoPark notified Petroperu and Perupetro of its irrevocable decision to retire from the non-producing Morona block (Block 64) in Peru, due to extended force majeure which allows for the termination of the license contract.

On January 10, 2020, Perupetro declared the project in force majeure effective retroactively to June 15, 2019. This force majeure has remained for a period exceeding the contract’s terms, entitling GeoPark to legally initiate the formal process to retire from the license contract as well as from the agreement executed with Petroperu.

In 1Q2020, GeoPark recorded non-cash impairment losses of $31.0 million and in 2Q2020, GeoPark recorded the write-down of $14.4 million tax credits in Peru ($6.0 million related to value-added tax and $8.4 million related to deferred income tax credits). As of June 30, 2020, the carrying amount of Peru-related assets amounted to $8.5 million, mainly representing equipment located in the field.

As of December 31, 2019, the Morona block had net 1P PRMS reserves of 19.2 million barrels, net 2P PRMS reserves of 31.3 million barrels and net 3P PRMS reserves of 121.4 million barrels, as certified by DeGolyer and MacNaughton (“D&M”).

ENVIRONMENTAL, SOCIAL AND GOVERNANCE / SPEED UPDATE

New Independent Board Members - Effective August 1, 2020

Appointment of Silvia Escovar Gomez

Ms. Escovar, one of the most respected and admired business leaders in Latin America, brings with her a valuable mix of government, multilateral organization, and private enterprise experience, and a successful track record in each area. An economist by training, Ms. Escovar has previously worked for the World Bank, the Central Bank of Colombia and the National Department of Planning. She also served as Deputy Secretary of Education and Deputy Secretary of Finance for the Bogota municipal government.

Since 2012, Ms. Escovar has been the CEO of Terpel S.A. – a fuel distribution company. Under her leadership, Terpel became Colombia’s third largest company. Ms. Escovar is an innovator who leads a team that converted and improved Terpel’s business model, expanding the range and quality of its services and enhancing its performance in the long-term. She and her team made Terpel a true leader in sustainability, with consistently high rankings in the RobecoSAM Sustainability Yearbook.

Ms. Escovar is also highly sought after in national discussions on policy, trade, diversity and inclusion. Ms. Escovar’s other Board memberships include Grupo Bancolombia and Organizacion Corona S.A.

Appointment of Somit Varma

Mr. Varma has been a proven and respected investor in oil, gas, mining and infrastructure projects across the globe. His impressive track-record includes building management teams, growing businesses to scale and making significant contributions towards improving environmental, social and corporate governance standards. In addition, he has worked with governments and communities in Latin America, Asia and Africa to achieve a better outcome from the use of their natural resources.

Until 2010, Mr. Varma was the Global Head of Oil, Gas, Mining and Chemicals for the International Finance Corporation (“IFC”). From 2011 until July 2020, Mr. Varma was a Managing Director in the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms with over $10 billion committed across a wide range of energy companies globally.

Mr. Varma is from New Delhi, India and earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

Supporting Local Communities During Covid-19

In keeping with its continuous work with local communities, GeoPark stepped up its efforts during the pandemic to provide additional health and safety support and to protect the communities from potential exposure.

In addition to donating medical equipment, including test kits, masks, medical protection kits and other related equipment, GeoPark provided the logistics to move the equipment and worked directly with federal and local health authorities to contribute additional medical supplies, as warranted. And for the most vulnerable, GeoPark has been providing direct food aid since the beginning of the crisis.

Connecting the Llanos 34 Block to the Energy Grid and Renewable Energy Projects

A key driver to continue improving the Llanos 34 block industry-leading cost and carbon footprint performance is the connection to the regional energy grid and the development of renewable energy projects, including a solar farm. The connection to the regional energy grid and the solar farm projects are currently under commercial evaluation and following customary regulatory approvals, are expected to be operational by 2022. These projects will allow GeoPark to replace a significant portion of the Company’s gas and diesel consumption and, when fully operational, are expected to reduce the cost of energy per KWh by 15-20% and further reduce the carbon intensity of the Llanos 34 block to below 10-11 kg CO2 per bbl.

GeoPark’s carbon intensity in its core Llanos 34 block was 13 kg CO2 per bbl in 2019, approximately 30% lower than the global industry average9.

9 Global industry average is based on the “International Association of Oil & Gas Producers: Environmental Performance Data 2018”.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on August 6, 2020 at 10:00 am (Eastern Time) to discuss the 2Q2020 results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/2505481/EF069FD574C6F73E3C0B4CF69DBCEADB

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 9095479

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile ssteimel@geo-park.com T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

Free Cash Flow	Operating cash flow less cash flow used in investment activities

F&D costs	Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

WI	Working interest

NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Amerisur acquisition, the retirement from the Morona block due to continued force majeure, the COVID-19 pandemic, cost reduction initiatives, expected or future production, production growth and operating and financial performance, operating netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of operating netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.